Exhibit 99.1

FENNEC PROVIDES CORPORATE UPDATE AND ANNOUNCES FIRST QUARTER 2016 RESULTS

•	SIOPEL 6 Interim Results Oral Presentation at ASCO 2016 on June 5
•	Financing by Sigma Tau Finanziaria
•	Sale of Certain Assets relating to Eniluracil and Adh-1

Research Triangle Park, NC, May 12, 2016 – Fennec Pharmaceuticals Inc. (TSX: FRX, OTCQB: FENCF), a specialty pharmaceutical company focused on the development of Sodium Thiosulfate (STS) for the prevention of platinum-induced ototoxicity in pediatric patients, today reported its corporate update and financial results for the first quarter ended March 31, 2016.

Corporate Update

As previously reported, interim results from "“SIOPEL 6: A multi-centre open label randomised phase III trial of the efficacy of sodium thiosulfate (STS) in reducing ototoxicity in patients receiving cisplatin (Cis) monotherapy for standard risk hepatoblastoma (SR-HB)” has been accepted for an oral presentation at the 2016 American Society of Clinical Oncology (ASCO) Annual Meeting in Chicago, Illinois. Penelope Brock, MD, PhD, FRCPCH, International Chair of SIOPEL will present “Two year results of clinical efficacy of cisplatin in combination with sodium thiosulfate (STS) vs cisplatin alone in a randomized phase III trial for standard risk hepatoblastoma (SR-HB): SIOPEL 6,” in an oral presentation on June 5, 2016 at ASCO.

"The recently announced financing by Sigma Tau Finanziaria provides Fennec with the necessary funds to support the development of STS through 2017 and we look forward to the presentation of updated data from the Siopel  6 study at ASCO and ultimately inclusion of the final results in to our forthcoming regulatory submissions" said Rosty Raykov, Fennec’s CEO.

Fennec also announces that it has entered into an agreement with Elion Oncology, LLC involving the transfer by Fennec of certain intellectual property, data and other assets relating to Eniluracil and Adh-1 technologies and development programs to Elion. .

Eniluracil (EU) is an oral irreversible dihydropyrimidine dehydrogenase (DPD) inhibitor, the enzyme responsible for rapidly breaking down 5-FU. Eniluracil was previously under development by GlaxoSmithKline (“GSK”), and we licensed the compound from GSK in July 2005. Adh -1 is an anti-cancer drug that selectively targets N-cadherin present on certain tumor cells and the established blood vessels that supply tumors. Fennec is focused on the development of STS and does not currently have the resources to also pursue the Eniluracil and ADH-1 programs. Accordingly, as previously disclosed, we have concluded that it would be in the best interests of our shareholders and the cancer community to focus on seeking a partnership for Eniluracil and Adh -1.

If the transaction is completed, Fennec will receive US$40,000 on closing and continuing revenue share payments of 5% of the gross revenues derived from the sold assets until the last to expire patents forming part of such assets. The value for such assets has been determined by negotiations between Elion and Fennec. In addition to shareholder approval at the Company's annual and special shareholder meeting to be held on June 8, 2016, completion of the sale is subject to a number of closing conditions. Some of such conditions, including a satisfactory review by Elion of the assets proposed to be transferred, are outside of our control. Accordingly, the transaction may not close even if approved by our shareholders at our upcoming shareholder meeting.

Financial Update

The selected financial data presented below is derived from our audited condensed consolidated financial statements which were prepared in accordance with U.S. generally accepted accounting principles. The complete interim unaudited consolidated financial statements for the period ended March 31, 2016 and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com. All values are presented in thousands unless otherwise noted.

	Three Months Ended
Interim Unaudited Statement of Operations	March 31, 2016	March 31, 2015
(U.S. Dollars in thousands except per share amounts)
Revenue	$-	$-
Operating expenses
Research and development	47	43
General and administrative	407	409
(Loss) from operations	(454)	(452)
Unrealized gain/(loss)	43	625
Other income/(expense)	(9)	4
Net income/(loss)	$(420)	$177

Basic and diluted net (loss)/income per common share	$(0.04)	$0.02/0.01

Research and development expenses for the three months ended March 31, 2016 were in line with the same period in 2015 as the Company’s focus continued to be solely on STS development and the wind down of the Phase III SIOPEL 6 trial occurred during the three months ended March 31, 2015. Research and development costs are impacted by the clinical support costs associated with the amount of patients enrolled and participating in the trial during the financial period.

General and administrative expenses were in line with the same period in 2015.

The Company recorded an unrealized gain on derivatives of $43 in the three months ended March 31, 2016 compared to the same three months ended in 2015 where there was an unrealized gain of $625. This large change is a result of the expiration of all derivative liabilities associated with the Company’s warrants denominated in Canadian dollars. In the past, the derivative warrant liability was significant and had the ability to produce large swings in non-cash gains and losses in any given period, depending upon market conditions. The remaining derivative liability on the balance sheet is associated with a small amount of Canadian denominated options. These option derivatives have been recorded at their fair value as a liability at issuance and will continue to be re-measured at fair value as a liability at each subsequent balance sheet date. Any change in value between reporting periods will be recorded as an unrealized gain/(loss). These options will continue to be reported as a liability until such time as they are exercised or expire. The fair value of these options is estimated using the Black-Scholes option-pricing model.

Fennec Pharmaceuticals Inc.

Balance Sheets

(U.S. Dollars in thousands)

	March 31, 2016	December 31, 2015
Assets
Cash and cash equivalents	$545	$942
Other current assets	43	77
Total Assets	$588	$1,019

Liabilities and stockholders’ equity
Current liabilities	$306	$389
Derivative liabilities	39	82
Total stockholders’ equity	243	548
Total liabilities and stockholders’ equity	$588	$1,019

Cash and cash equivalents were $545 at March 31, 2016 and $942 at December 31, 2015. The decrease in cash and cash equivalents between March 31, 2016 and December 31, 2015 was due to research and development expenses of STS and our general and administrative expenses offset by the exercise of warrants resulting in the issuance of 67 new common shares and an inflow of gross proceeds of $102 during the quarter.

Working Capital	Three Months Ended
Selected Asset and Liability Data:	March 31, 2016	December 31, 2015
(U.S. Dollars in thousands)
Cash and cash equivalents	$545	$942
Other current assets	43	77
Current liabilities excluding derivative liability	(306)	(389)
Working capital	$282	$630

Selected Equity:
Common stock	$69,255	$69,153
Accumulated deficit	(111,953)	(111,533)
Stockholders’ equity	243	548

At March 31, 2016, the Company had working capital balance totaling approximately $0.3 million compared to $0.6 million as of December 31, 2015.

Dollar and shares in thousands	Three Months Ended March 31,
Selected cash flow data:	2016	2015
Net cash used in operating activities	(499)	(418)
Net cash provided by investing activities	-	-
Net cash provided by financing activities	102	27
Decrease in cash and cash equivalents	(397)	(391)
Number of common shares outstanding	11,007	10,620

Net cash used in operating activities for the three months ended March 31, 2016 was $499, as compared to $418 during the same period in 2015. This increase is due to increased cash outlays incurred from ongoing STS product development and general and administrative costs associated with the Company’s strategic initiatives designed to further develop new markets and partnering opportunities. Net cash provided by financing activities for the three months ended both March 31, 2016 and 2015 was $102 and $27 respectively. The $102 and $27 of net financing cash represented the aggregate exercise price paid in connection with the exercise of various options and warrants to purchase common shares. Total decrease in cash and cash equivalents was $397 for the three months ended March 31, 2016 which is a net increase of $6 over the same period in 2015.

Forward looking statements

Except for historical information described in this press release, all other statements are forward-looking. Forward-looking statements are subject to certain risks and uncertainties inherent in the Company’s business that could cause actual results to vary, including such risks that regulatory and guideline developments may change, scientific data may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company’s products will not be as large as expected, the Company’s products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, the Company may not meet its future capital requirements in different countries and municipalities, the proposed sale to Elion may not be completed and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2015. Fennec Pharmaceuticals, Inc. disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

About Sodium Thiosulfate (STS)

Cisplatin and other platinum compounds are essential chemotherapeutic components for many pediatric malignancies.  Unfortunately, platinum-based therapies cause ototoxicity in many patients, and are particularly harmful to the survivors of pediatric cancer.

In the U.S. and Europe there is estimated that over 10,000 children are diagnosed with local cancers that may receive platinum based chemotherapy.   Localized cancers that receive platinum agents may have overall survival rates of greater than 80% further emphasizing the quality of life after treatment. The incidence of hearing loss in these children depends upon the dose and duration of chemotherapy, and many of these children require lifelong hearing aids. There is currently no established preventive agent for this hearing loss and only expensive, technically difficult and sub-optimal cochlear (inner ear) implants have been shown to provide some benefit. Infants and young children at critical stages of development lack speech language development and literacy, and older children and adolescents lack social-emotional development and educational achievement.

STS has been studied by cooperative groups in two Phase 3 clinical studies of survival and reduction of ototoxicity, The Clinical Oncology Group Protocol ACCL0431 and SIOPEL 6. Both studies are closed to recruitment. The COG ACCL0431 protocol enrolled one of five childhood cancers typically treated with intensive cisplatin therapy for localized and disseminated disease, including newly diagnosed hepatoblastoma, germ cell tumor, osteosarcoma, neuroblastoma, and medulloblastoma.  SIOPEL 6 enrolled only hepatoblastoma patients with localized tumors.

About Fennec Pharmaceuticals

Fennec Pharmaceuticals, Inc., is a specialty pharmaceutical company focused on the development of Sodium Thiosulfate (STS) for the prevention of platinum-induced ototoxicity in pediatric patients. STS has received Orphan Drug Designation in the US in this setting. For more information, please visit www.fennecpharma.com.

For further information, please contact:

Rosty Raykov

Chief Executive Officer

Fennec Pharmaceuticals Inc.

T: (919) 636-5144